Exhibit (a)(8)

Central GoldTrust responds to misleading statements from Sprott and continues to recommend that GoldTrust Unitholders REJECT the Sprott Offer; TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer

June 15, 2015

Central GoldTrust (“GoldTrust”) (symbol: TSX — GTU.UN (C$) and GTU.U (US$); NYSE MKT — GTU (US$)) today responded to the misleading statements made by Sprott in their press release dated June 11, 2015.

Sprott Asset Management Gold Bid LP (the “Offeror”) has made an offer to acquire all of the outstanding Units of GoldTrust (the “Sprott Offer”). Sprott is offering to acquire all of the outstanding Units of GoldTrust in exchange for units of Sprott Physical Gold Trust (“Sprott PHYS”) on a net asset value (“NAV”) for NAV basis, with the actual values to be finalized on the expiry date of the Sprott Offer, being July 6, 2015 (unless extended or withdrawn).

The Board of Trustees continues to recommend that Unitholders REJECT the Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer.

Pekin Singer Strauss is not representative of ALL GoldTrust Unitholders,  as demonstrated by its support of Polar’s proposal — a proposal which was overwhelmingly rejected by GoldTrust Unitholders

Sprott’s press release highlights the support of Pekin Singer Strauss (“Pekin”) as evidence of “support build[ing]” for the Sprott Offer. GoldTrust Unitholders will recall that Pekin also supported Polar Securities and Polar’s offshore-based hedge fund, North Pole Capital Master Fund, in their recent proxy contest, which advocated, among other things, that GoldTrust adopt a physical bullion redemption feature substantially similar to that of Sprott PHYS. Polar’s proposal was overwhelmingly rejected by GoldTrust Unitholders, with over 80% of votes cast (excluding Polar) recommending against its adoption. Pekin’s support of the Sprott Offer is not surprising and simply represents another attempt to push an agenda which has already been rejected by the vast majority of Unitholders. Other than Pekin and Polar, Sprott has not indicated that they have received support from any other GoldTrust Unitholders, who collectively hold over 88% of GoldTrust’s outstanding Units.

Sprott’s claims of “unlocking value” are misleading — they are offering no meaningful premium and the ultimate price Unitholders would receive is unclear

Sprott claims that they can “unlock value” for GoldTrust Unitholders due to the existence of their physical bullion redemption feature and their superior marketing abilities. The simple fact is that Sprott is not offering any meaningful premium to GoldTrust Unitholders, and the Sprott Offer would result in higher ongoing expenses, lower bullion security, drastically reduced governance rights and higher tax risks for Unitholders.

In addition, the Sprott Offer provides no certainty of value for GoldTrust Unitholders, as it is based on a future NAV for NAV exchange ratio determined on the expiry date of the Sprott Offer. In the past, Sprott PHYS units have traded at discounts of up to 4.2% of NAV. Under the Sprott Offer, Unitholders would receive Sprott PHYS units on closing. If these units are trading at a discount to their NAV, as they often have in the past, any value purported to be “unlocked” by the Sprott Offer could be materially reduced or eliminated.

The Sprott Offer could result in significant negative U.S. tax consequences for U.S. Unitholders

Sprott continues to misstate what their own circular says about the U.S. tax consequences of the Sprott Offer, presumably to make Unitholders believe that the U.S. tax treatment they want is more certain than it actually is. According to a script filed with the SEC, Sprott tells investors over the phone that the transaction “will” be a tax-deferred reorganization for U.S. tax purposes. In their press release, Sprott says the transaction is structured so that it “should” qualify as a tax-deferred reorganization for U.S. tax purposes. Here’s what Sprott’s circular says, under “Certain United States Federal Income Tax Considerations” on page 64:

“The exchange of GTU Units for PHYS Units pursuant to the Exchange Offer Election or the Merger Transaction should be treated as a single transaction for U.S. federal income tax purposes that is intended to qualify as a Reorganization. Because the determination of whether the exchange pursuant to the Exchange Offer Election and the Merger Transaction qualifies as a Reorganization depends on the resolution of complex issues and facts, some of which will not be known until the completion of the Offer and the Merger Transaction, there can be no assurance that the exchange pursuant to the Exchange Offer Election and the Merger Transaction will qualify as a Reorganization. U.S. Holders are urged to consult their own tax advisors regarding the qualification of the exchange pursuant to the Exchange Offer Election and the Merger Transaction as a Reorganization” (emphasis added).

Sprott’s circular refers to “the resolution of complex issues and facts,” some of which will not be known until after the completion of the transaction. Sprott nevertheless suggests in their press release that it ought to be up to GoldTrust to determine the structural shortcomings of the Sprott Offer that give rise to these warnings about U.S. tax risks. The Trustees believe that it is incumbent on Sprott, as the Offeror, to completely and accurately describe for Unitholders the full implications of their offer. Sprott should not downplay what the Trustees believe are material tax risks in order to make the Sprott Offer potentially more appealing to Unitholders. Unitholders should also remember that, even if the proposed transaction is ultimately determined to be a tax-deferred reorganization for U.S. federal income tax purposes, the transaction may still be a taxable event for U.S. Unitholders that have not made a timely QEF Election or a Mark-to-Market Election with respect to their Units.

Sprott has given inadequate disclosure with respect to its use of the irrevocable power of attorney

Sprott has required that any GoldTrust Unitholder that wishes to tender to the Sprott Offer on a tax-deferred basis must grant to Sprott Asset Management LP an irrevocable power of attorney to effect the structural changes to GoldTrust necessary to force through their proposed merger transaction. For reasons that Sprott has failed to disclose, this power of attorney becomes irrevocable at 4:58 p.m. on the expiry date, meaning that Sprott maintains voting control over Units tendered on a rollover basis after expiry, even if Sprott has not achieved any or all of the stated conditions to the Sprott Offer or paid GoldTrust Unitholders for their Units. As set out in the Trustees’ Circular, a number of possible scenarios may prevail following the expiry of the Sprott Offer, during any or all of which Unitholders that may have tendered to the Sprott Offer might wish to withdraw their consent to the Sprott Offer or, at least, maintain voting control over Units that have not been taken up by Sprott. Units tendered on a rollover basis are not actually intended to be taken up by Sprott, meaning that Sprott could end up with broad voting control over a significant number of GoldTrust Units without having paid any consideration therefor and with no ability by tendering Unitholders to take back their votes.

Sprott’s claims of superior management and effective marketing are not supported by their poor track record of investment performance and history of significant investor redemptions

GoldTrust’s Trustees Circular (the “Trustees’ Circular”), dated June 9, 2015, summarizes Sprott’s poor track record as an investment manager, including the loss of over $1 billion of investor capital while at the same time collecting hundreds of millions in management fees from these same investors. Rather than addressing these shortcomings, Sprott attempts to deflect attention from their poor track record by making disparaging remarks about GoldTrust’s administrator and Independent Trustees. Of note, Sprott Asset Management LP, the manager for Sprott PHYS, stands to gain approximately US$3 million in additional annual management fees if the Sprott Offer is successful.

Sprott also continues to advertise its superior marketing skills as a key benefit of the Sprott Offer to Unitholders. In fact, investors have chosen to redeem over 20% of Sprott PHYS’ outstanding units since 2013. Sprott’s inability to retain their own investors calls into question the true effectiveness and utility of their marketing efforts, which are paid for by investors through higher fees.

Bruce Heagle, Chair of the Special Committee of Independent Trustees of GoldTrust, added: “As highlighted in our Trustees’ Circular, after a thorough review of the Sprott Offer, the Special Committee unanimously recommended that GoldTrust Unitholders REJECT the Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer. I encourage all GoldTrust Unitholders to review the Trustees’ Circular in detail prior to making any decisions regarding the Sprott Offer. We trust that our Unitholders will see the Sprott Offer for what it really is: a transparent and opportunistic attempt by Sprott to eliminate a competitor and generate additional management fees to replace fees lost as a result of significant redemptions by Sprott Physical Gold Trust investors in recent years. The Sprott Offer provides no real benefit to Unitholders, but would result in higher fees, lower bullion security, reduced governance rights and increased tax risk. As always, we thank GoldTrust Unitholders for their support and we look forward to continuing dialogue with our Unitholders.”

GoldTrust Unitholders are urged to read and carefully consider the contents of the Trustees’ Circular, which can be accessed from GoldTrust’s website, www.gold-trust.com, www.goldtrust.ca, and will be available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

The Board recommends that Unitholders REJECT the Sprott Offer, TAKE NO ACTION and DO NOT TENDER their Units to the Sprott Offer.

Unitholders who have already tendered their Units to the Sprott Offer can withdraw their Units by contacting their broker or D.F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

Bennett Jones LLP is acting as legal counsel to the Special Committee of the Independent Trustees of GoldTrust, Dentons Canada LLP is acting as legal counsel to GoldTrust and CIBC World Markets Inc. is acting as financial advisor to GoldTrust.

About Central GoldTrust

Central GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At June 12, 2015, the Units were 99.2% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Board of Trustees of GoldTrust with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission (“SEC”).  Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by Central GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United Stated federal securities laws or “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the reasons of the Board of Trustees for recommending to Unitholders the rejection of the Sprott Offer, not taking any action with respect to the Sprott Offer and not tendering any Units to the Sprott Offer; the anticipated costs, risks and uncertainties associated with the Sprott Offer including any anticipated impacts on bullion security, governance rights, potential tax risks and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of the Sprott Offer; the value of the Sprott PHYS units that would be received as consideration under the Sprott Offer; the ability of the Offeror to complete the transactions contemplated by the Sprott Offer; any anticipated results or performance of Sprott PHYS, the Offeror, or any other affiliates of Sprott; any anticipated changes to the market price of Sprott PHYS units or any other securities of Sprott and its affiliates; and any anticipated future prices of gold and the Units.

GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.